

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


PE
5-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

The press release contained in this Report on Form 6-K was issued by the registrant to correct and supersede its press release of May 15, 2002 (filed with the Commission on Form 6-K on May 17, 2002).

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 20, 2002

By: ______________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance



BANCOLOMBIA ANNOUNCES CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2002

May 17, 2002, Medellín, Colombia - Bancolombia S.A. (NYSE: CIB) announced today the financial results for the quarter ended March 31, 2002. [1]

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (Ps millions as of March 31, 2002)	Quarter 4Q 01	1Q 02	Growth 1Q02/4Q01
ASSETS			
Loans, net	5,110,346	5,117,716	0.14%
Investment Securities, net	3,034,350	3,440,145	13.37%
Other assets	2,031,784	1,939,353	-4.55%
Total assets	**10,176,480**	**10,497,214**	**3.15%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	7,585,457	7,497,986	-1.15%
Other liabilities	1,603,613	2,025,991	26.34%
Total liabilities	**9,189,070**	**9,523,977**	**3.64%**
Shareholders' equity	987,410	973,237	-1.44%
Total liabilities and shareholders' equity	**10,176,480**	**10,497,214**	**3.15%**
Interest income	277,065	277,518	0.16%
Interest expense	131,727	127,061	-3.54%
Net interest income	**145,338**	**150,457**	**3.52%**
Net provisions	(43,202)	(52,865)	22.37%
Other operating income	81,855	95,489	16.66%
Other operating expense	169,131	162,005	-4.21%
Non-operating income, net	6,400	18,076	182.44%
Income tax expense	439	(8,011)	-1924.82%
Net income	**21,699**	**41,141**	**89.60%**

I. HIGHLIGHTS:

- Bancolombia's net income amounted to Ps 41 billion, US$ 0.125 per ADS, during the quarter ended March 31, 2002, as compared to a net income of Ps 22 billion, US$ 0.065 per ADS, for the quarter ended

[1] The financial information contained herein includes the results of Bancolombia's financial subsidiaries: Bancolombia Panama-Cayman, Colcorp, Leasing Colombia, Almacenar, and Fiducolombia. This information has been prepared on a consolidated basis, as set forth above, in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827 www.bancolombia.com



December 31, 2001. The increase during the quarter is a result of higher net interest income, higher other operating income, and lower operating expenses.

- Net interest income increased 3.5% in the first quarter of 2002 over the fourth quarter of 2001. This increase is the result of higher income from investment portfolio and lower interest expenses.

- Bancolombia's total operating expenses declined 4.4% during the quarter mainly due to lower administrative and other expenses, which decreased 8.5%.

- Bancolombia continues giving priority to improving efficiency levels. The Bank's efficiency ratio for the quarter was 61.9% while for the quarter ended December 31, 2001, the figure was 70%.

- Total gross loans increased 1.1% to Ps 5,440 billion during the quarter while investment securities increased 12.9% to Ps 3,461 billion during the same period.

- The annualized ROE and ROA were 16.1% and 1.6% for the first quarter 2002, respectively.

Banking Sector

- External Circular 050 of 2001, effective for financial statements beginning March 2002, provides that to determine risk classification it is necessary to consider, in addition to whether a loan is past due, the classification of the loan according to: the expected ability of payment of the debtor and co-debtor, the debtor's solvency, and other elements of evaluation of the quality of the asset. As a result, banks had to retransmit their January and February financial statements. The deadline was April 30, according to the Superintendency. Consequently, there is no information available for the Banking Sector for 2002, which does not allow us to make any comparisons during this quarter.

II. CONSOLIDATED BALANCE SHEET

Assets

Total assets increased 3.2% to Ps 10,497 billion as of March 31, 2002 from Ps 10,176 billion as of December 31, 2001, and increased 20% from Ps 8,744 billion as of March 31, 2001. The main driver of this was larger volume in investment securities, which increased 12.9% to Ps 3,460 billion from Ps 3,064 billion quarter-over-quarter.

Loan Portfolio

Bancolombia's gross loans totaled Ps 5,440 billion as of March 31, 2002, up 1.1% from Ps 5,382 billion as of December 31, 2001. This was mainly due to an increase of 3.9% in total retail loans quarter-over-quarter, with overdrafts, loans funded by domestic development banks and working capital loans for small and medium-sized companies increasing most significantly.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com



LOAN PORTFOLIO (Ps millions)	31-Mar-01	31-Dec-01	31-Mar-02	Growth 1Q02/4Q01	1Q02/1Q01
CORPORATE					
Trade Financing	100,555	99,674	97,460	-2.22%	-3.08%
Loans funded by		-			
domestic development banks	299,326	292,609	280,470	-4.15%	-6.30%
Working capital loans	3,035,000	3,096,578	3,079,519	-0.55%	1.47%
Credit Cards	3,771	3,893	7,041	80.87%	86.70%
Overdrafts	49,421	15,970	34,287	114.69%	-30.62%
Total Corporate	3,488,073	3,508,724	3,498,777	-0.28%	0.31%
RETAIL					
Credit Cards	226,447	231,965	235,759	1.64%	4.11%
Personal loans	368,065	459,343	444,075	-3.32%	20.65%
Automobile loans	30,808	15,752	15,789	0.23%	-48.75%
Overdrafts	93,398	73,372	124,242	69.33%	33.02%
Loans funded by					
domestic development banks	83,547	138,415	159,592	15.30%	91.02%
Trade Financing	37,495	38,837	34,611	-10.88%	-7.69%
Working capital loans	743,735	881,327	896,811	1.76%	20.58%
Total Retail	1,583,495	1,839,011	1,910,879	3.91%	20.67%
MORTGAGE	33,421	34,340	30,695	-10.61%	-8.16%
Total loans	**5,104,989**	**5,382,075**	**5,440,352**	**1.08%**	**6.57%**
Allowance for loan losses	(300,481)	(271,729)	(322,635)	18.73%	7.37%
Total loans, net	**4,804,508**	**5,110,346**	**5,117,716**	**0.14%**	**6.52%**

LOAN CLASSIFICATION (Ps millions)	As of 31-Mar -01		As of 31-Dec-01		As of 31-Mar-02	
"A" Normal	4,015,260	78.7%	4,259,090	79.1%	4,278,975	78.7%
"B" Subnormal	608,950	11.9%	604,155	11.2%	599,923	11.0%
"C" Deficient	94,170	1.8%	103,761	2.0%	139,256	2.6%
"D" Doubtful recovery	207,411	4.1%	259,810	4.8%	274,362	5.0%
"E" Unrecoverable	179,198	3.5%	155,259	2.9%	147,836	2.7%
Total	**5,104,989**	**100%**	**5,382,075**	**100%**	**5,440,352**	**100%**
Loans Classified as C,D and E as a percentage of total loans	9.4%		9.6%		10.3%	

Asset Quality

During the quarter, the Bank's level of past due loans as a percentage of total loans was 4.87% higher than the 4.6% level registered during the fourth quarter of 2001 but slightly lower that the 4.92% level registered during the first quarter of 2001. As of March 31, 2002, the level of allowances of past due loans was 130.3%, up from 120.8% registered during the previous quarter. Bancolombia (consolidated) had no charge-offs during the quarter.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827 www.bancolombia.com



LOAN PORTFOLIO QUALITY (Ps millions)	As of 31-Mar-01	31-Dec-01	31-Mar-02	Growth 1Q02/4Q01	1Q02/1Q01
COMMERCIAL					
Performing loans	4,012,361	4,186,538	4,399,663	5.09%	9.65%
Past due loans	178,354	199,658	213,021	6.69%	19.44%
Non-performing loans	127,481	157,445	177,527	12.75%	39.26%
CONSUMER					
Performing loans	809,243	902,257	728,990	-19.20%	-9.92%
Past due loans	71,609	46,752	50,738	8.53%	-29.15%
Non-performing loans	50,553	27,290	34,389	26.01%	-31.97%
MORTGAGE					
Performing loans	32,094	45,981	46,581	1.31%	45.14%
Past due loans	1,328	889	1,359	52.87%	2.34%
Non-performing loans	975	686	1,105	61.19%	13.35%

ASSET QUALITY (Ps millions)	As of 31-Mar-01	31-Dec-01	31-Mar-02	Growth 1Q02/4Q01	1Q02/1Q01
Total performing past due loans	72,282	61,878	52,097	-15.81%	-27.93%
Total nonperforming past due loans (2)	179,009	185,421	213,021	14.88%	19.00%
Total past due loans	251,291	247,299	265,118	7.21%	5.50%
Allowance for loans and accrued interest losses	329,139	298,740	345,315	15.59%	4.91%
Past due loans to total loans	4.92%	4.59%	4.87%		
Non performing loans to total loans	3.51%	3.45%	3.92%		
Allowances to past due loans (1)	130.98%	120.80%	130.25%		
Allowances to C, D and E loans (1)	68.46%	57.58%	61.50%		
Allowances to non performing loans (1)	183.87%	161.11%	162.10%		
Performing loans to total loans	96.49%	96.55%	96.08%		

(1) Allowance = allowance for loan and accrued interest losses
(2) Non-performing loans are commercial and consumer loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more. Beginning in January 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

Liabilities

Total deposits decreased 1.2%, from Ps 7,585 billion to Ps 7,498 billion quarter-over-quarter but increased 18.8% from Ps 6,311 billion year-over-year. Liquidity is affected by seasonal factors achieving its highest levels at the end of the year. As a result, Bancolombia's non-interest-bearing deposits decreased 22.1% during the first quarter while interest-bearing deposits increased 5.3% during the same period. Bancolombia's non-interest bearing checking accounts expressed as a percentage of total deposits decreased from 22.6% as of December 31, 2001 to 17.2% as of March 31, 2002. Savings accounts expressed as a percentage of total deposits increased from 23.3% as of December 31, 2001 to 25.4% as of March 31, 2002. Time deposits as a percentage of total deposits increased from 45.2% as of December 31, 2001 to 47.1% as of March 31, 2002.

Shareholders' Equity

Bancolombia's Shareholders' Equity decreased 1.4% quarter-over-quarter from Ps 987 billion to Ps 973 billion, due to a distribution of profits of Ps 48,000 million in dividends, decreed by the General Shareholders'

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666
Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754
María A. Villa, IR Manager, Tel.: (574) 5108866
Fax: (574) 5134827
www.bancolombia.com



Meeting in February, as mentioned in our last conference call. As of March 31, 2002, Bancolombia's unconsolidated ratio of technical capital to risk weighted assets was 10.94%.

TECHNICAL EQUITY RISK WEIGHTED ASSETS		As of		Growth	
Unconsolidated (Ps nominal million)	31-Mar-01	31-Dec-01	31-Mar-02	1Q02/4Q01	1Q02/1Q01
Basic capital	531,569	509,293	528,446	3.76%	-0.59%
Additional capital	173,059	226,508	219,142	-3.25%	26.63%
Techinical capital	704,628	735,801	747,588	1.60%	6.10%
Market Risk			35,900		
Risk weighted assets	5,752,972	6,692,538	6,435,041	-3.85%	11.86%
CAPITAL ADEQUACY	12.25%	10.99%	10.94%	-0.46%	-10.70%

III. INCOME STATEMENT

Bancolombia's net income for the quarter ended March 31, 2002 amounted to Ps 41 billion, compared to a net income of Ps 22 billion for the quarter ended December 31, 2001. As we mentioned before, higher net interest income, higher other operating income, and lower operating expenses, are the reasons for this result.

Net Interest Income

Net interest margin decreased to 7.1% in the first quarter of 2002 from 7.4% in the fourth quarter of 2001. This decline is the result of an increase of 7.6% in the average of interest-earning assets during the quarter while net interest income increased 3.5% to Ps 150 billion in the first quarter of 2002 from Ps 145 billion earned in the fourth quarter of 2001. This increase is the result of higher income from investment portfolio and lower interest expenses.

Interest Income

Total interest income amounted to Ps 278 billion during the first quarter, similar to the Ps 277 billion registered in the fourth quarter. Income from interest on investment securities increased 24.5% while interest on loans decreased 5.5% due to lower DTF rates.

Interest Expense

Total interest expenses decreased 3.6% to Ps 127 billion from Ps 131 billion mainly due to lower domestic interest rates. The DTF rate registered during the last week of December 2001 was 11.51%, it declined to 10.55% registered during the last week of March 2002.

Provisions

Total net provisions amounted to Ps (53) billion, up 22.4% during the first quarter of 2002, compared to Ps (43) billion during the previous quarter as a result of an increase in loans classified as "C" and "D".

Fees and Income from Services

Total fees and income from services had a slight growth of 2.0% quarter-over-quarter from Ps 68 billion to Ps 69 billion while they increased 15.4% from Ps 59.7 billion year-over-year.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com



In March, the Bank decided to cancel some outstanding VISA credit cards that had not been active during a long period of time and for which the Bank was paying franchise rights. As a result, the number of outstanding credit cards decreased 3.5% from March 31, 2001 to March 31, 2002, but the Bank's accumulated credit card billing increased 18.4% during the same period.

ACCUMULATED CREDIT CARD BILLING

(As of March 31, in Ps million)	2001	2002	% Growth	2002 Mkt. Share
Bancolombia Mastercard	142,741	165,281	15.8%	11.4%
Bancolombia VISA	61,653	76,625	24.3%	5.3%
Total Bancolombia	204,394	241,906	18.4%	16.7%
Colombian Industry	1,282,422	1,451,943	13.2%	

Source: Credibanco and Red Multicolor.

CREDIT CARD MARKET SHARE

Number of credit cards as of March 31,	2001	2002	% Growth	2002 Mkt. Share
Bancolombia Mastercard	151,533	154,491	2.0%	7.6%
Bancolombia VISA	104,550	92,646	-11.4%	4.5%
Total Bancolombia	256,083	247,137	-3.5%	12.1%
Colombian Industry	1,977,538	2,041,661	3.2%	

Source: Credibanco and Red Multicolor.

Operating Expenses

Operating expenses decreased 4.4% to Ps 152 billion from Ps 159 billion quarter-over-quarter. This decline resulted from a 8.5% decrease in administrative and other expenses. Salaries and employee benefits increased due to annual salary increases that are common during the first quarter of the year.

During the quarter ended March 31, 2002, the efficiency ratio reached 61.9%, improving from 70% registered for the quarter ended December 31, 2001.

Non-recurrent items

During the quarter results there were some non-recurrent items such as:

- *Dividends:* Bancolombia received approximately Ps 7 billion in dividends from subsidiaries which are not consolidated on the present income statement.

- *Recovery of deposit security:* Deposit Insurance is paid annually to FOGAFIN to protect the customers' deposits of commercial banks and certain financial institutions. In case there is no claim based on Deposit Insurance, FOGAFIN reimburses a percentage of the total amount of premiums paid during the last fiscal year. During 2001, the Bank recovered Ps 6 billion of the premiums paid for Deposit Insurance. However, in March 2002, FOGAFIN issued a new regulation changing the system for calculating the amount to be reimbursed to each financial institution. Due to such change, the real cost of premium for the Deposit Insurance is almost triple as compared to previous years. The amount reimbursed by FOGAFIN to the Bank decreased during the first quarter of 2002 to Ps 2.4 billion while the premium paid increased considerably.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

IV. SUBSIDIARIES

SUBSIDIARIES' BREAKDOWN

As of March 31, 2002 (Ps millions)	Bancolombia	Bancolombia Panamá	Colcorp	Leasing Colombia	Almacenar	Fiducolombia
Total assets	8,216,387	2,227,817	335,360	216,622	93,202	64,812
Total shareholders' equity	991,650	117,514	234,847	14,905	73,676	48,536
Net income (loss)	37,717	3,220	5,228	1,332	650	3,282

Bancolombia Panama and Subsidiaries

The following table included in this report for the subsidiary is expressed in US dollars.

BANCOLOMBIA PANAMA AND SUBSIDIARIES
INCOME STATEMENT

AND BALANCE SHEET (US$)	Quarter 4Q 01	1Q 02	Growth 1Q02/4Q01
ASSETS			
Loans, net	258,993,746	235,635,546	-9.02%
Investment securities, net	520,599,359	586,602,956	12.68%
Other assets	156,301,767	153,876,665	-1.55%
Total assets	**935,894,872**	**976,115,167**	**4.30%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	824,913,092	875,465,295	6.13%
Other liabilities	60,904,084	49,161,250	-19.28%
Total liabilities	**885,817,176**	**924,626,545**	**4.38%**
Shareholders' equity	50,077,696	51,488,622	2.82%
Total liabilities and shareholders' equity	**935,894,872**	**976,115,167**	**4.30%**
Interest income	9,495,481	15,662,104	64.94%
Interest expense	5,801,636	6,851,034	18.09%
Net interest income	**3,693,845**	**8,811,070**	**138.53%**
Net provisions	(2,882,708)	(6,938,589)	140.70%
Other operating income	110,397	144,233	30.65%
Other operating expense	661,812	605,790	-8.46%
Non-operating income, net	-	-	
Income tax expense	-	-	
Net income	**259,722**	**1,410,924**	**443.24%**

Bancolombia's international banking operations are conducted through the head offices in Colombia and its subsidiary Bancolombia Panama. The latter is an off-shore bank that provides a complete line of banking services, including loans to Colombian private sector companies, and a product portfolio for private banking clients. The Bank also offers investment opportunities in US dollars for Colombian individuals and companies.

Bancolombia Panama's total assets increased 4.3% from US$936 million during the fourth quarter of 2001 to US$976 million during the first quarter of 2002. This growth was the result of higher volume of investment securities which increased 12.7% to US$587 million from US$521 million quarter-over-quarter. The Bank's total liabilities increased 4.4% from US$886 million to US$925 million during the quarter.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com



Net interest income increased during the quarter 138.5% from US$3.7 million to US$ 8.8 million. This was the result of higher volume of the investment portfolio which increased 12.7% during the same period, and higher valuation of the investment portfolio. As we mentioned during our prior conference call, the valuation of the investment portfolio during the fourth quarter was low, affected negatively by the prices of US Treasury Bonds. This quarter, the portfolio valuation has achieved normal levels due to better prices of the aforementioned Bonds. Additionally, net provisions increased 140.7% during the quarter from US$(2.8) million to US$(8.8) million due to an increase in loans classified as "C" and "D".

V. RATINGS AND ACKNOWLEDGEMENTS

Last April, and emphasizing once again Bancolombia's strength and reliability, risk-rating firm Bankwatch Ratings de Colombia ratified the Bank's Triple A rating for long-term debt and BRC1+ for short-term obligations. These ratings are the highest given to any financial institution in Colombia.

Additionally, Bancolombia was acknowledged in April, for the third consecutive year, as the best bank in Colombia by Global Finance magazine.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com



PRINCIPAL RATIOS		Quarters	
	1Q01	4Q01	1Q02
PROFITABILITY			
Net interest margin (1)	8.89%	7.40%	7.11%
Return on average total assets (2)	1.93%	0.89%	1.60%
Return on average shareholders´equity (3)	18.86%	7.89%	16.11%
EFFICIENCY			
Operating expenses to net operating income (6)	65.09%	70.00%	61.85%
Operating expenses to average total assets (6)	6.59%	6.52%	5.90%
CAPITAL ADEQUACY			
Shareholders' equity to total assets (9)	10.36%	9.70%	9.27%
Technical capital to risk weighted assets (7)	12.25%	10.99%	10.94%
ASSET QUALITY			
Non performing loans to total loans (4)	3.51%	3.45%	3.92%
C, D and E loans to total loans (5)	9.42%	9.64%	10.32%
Past due loans to total loans	4.92%	4.59%	4.87%
Allowances to non performing loans (8)	183.87%	161.11%	162.10%
Allowances to past due loans (8)	130.98%	120.80%	130.25%
Allowances to C, D and E loans (8)	68.46%	57.58%	61.50%
Allowances to total loans (8)	6.45%	5.55%	6.35%

1. Defined as net interest income divided by monthly average interest-earning assets.
2. Net income divided by monthly average total assets.
3. Net income divided by monthly average shareholders' equity.
4. Non-performing loans are commercial and consumer loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more. Beginning in January 2002, non-performing loans are consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.
5. "C", "D" and "E" loans include all non-performing loans as well as consumer and commercial loans classified "C" which are considered performing loans under the regulations of the Colombian Superintendency of Banking.
6. Excluding merger expenses. Operating Income includes Net Interest Income, Total fees and income from services, and Total other operating income.
7. Calculated on an unconsolidated basis.
8. Allowance = Allowance for loan and accrued interest losses.

STOCK INDICATORS		Quarters	
	1Q01	4Q 01	1Q 02
Net Income	41,068	21,699	41,141
USD Earnings per ADS	0.125	0.065	0.125
ROAA	1.93%	0.89%	1.60%
ROAE	18.86%	7.89%	16.11%
P/BV ADS	0.81	0.53	0.57
P/BV Local [(1)]	0.62	0.60	0.74
Shares Outstanding	576,695,395	576,695,395	576,695,395

[(1)] Share prices in the Colombian Stock Exchange

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com



CONSOLIDATED BALANCE SHEET		As of		Growth	
(Ps millions as of March 31, 2002)	31-Mar-01	31-Dec-01	31-Mar-02	1Q02/4Q01	1Q02/1Q01
ASSETS					
Cash and due from banks	404,493	535,849	417,824	-22.03%	3.30%
Overnight funds	162,196	176,666	190,355	7.75%	17.36%
Total cash and equivalents	**566,689**	**712,515**	**608,179**	**-14.64%**	**7.32%**
Investments securities	2,076,605	3,064,136	3,460,641	12.94%	66.65%
Market value allowance	(22,102)	(29,786)	(20,496)	-31.19%	-7.27%
Net Investment Securities	**2,054,503**	**3,034,350**	**3,440,145**	**13.37%**	**67.44%**
Gross Loans	5,104,989	5,382,075	5,440,352	1.08%	6.57%
Allowance for loan losses	(300,481)	(271,729)	(322,635)	18.73%	7.37%
Net total loans	**4,804,508**	**5,110,346**	**5,117,717**	**0.14%**	**6.52%**
Accrued interest receivable on loans	105,004	104,727	109,018	4.10%	3.82%
Allowance for accrued interest losses	(28,658)	(27,011)	(22,647)	-16.16%	-20.98%
Net total interest accrued	**76,346**	**77,716**	**86,371**	**11.14%**	**13.13%**
Customers´acceptances	27,324	39,907	40,319	1.03%	47.56%
Net accounts receivable	61,603	72,356	69,084	-4.52%	12.14%
Net premises and equipment	275,091	260,680	254,463	-2.38%	-7.50%
Foreclosed assets	77,652	57,001	50,162	-12.00%	-35.40%
Prepaid expenses and deferred charges	93,495	63,570	52,235	-17.83%	-44.13%
Good will	158,539	141,552	135,890	-4.00%	-14.29%
Net lease	216,566	245,815	268,916	9.40%	24.17%
Other	69,298	112,421	131,087	16.60%	89.16%
Reappraisal of assets	261,969	248,251	242,646	-2.26%	-7.38%
Total assets	**8,743,583**	**10,176,480**	**10,497,214**	**3.15%**	**20.06%**
LIABILITIES AND SHAREHOLDERS´EQUITY					
LIABILITIES					
DEPOSITS					
Non-interest bearing	**1,192,790**	**1,777,650**	**1,384,436**	**-22.12%**	**16.07%**
Checking accounts	1,101,169	1,710,960	1,293,295	-24.41%	17.45%
Other	91,621	66,690	91,141	36.66%	-0.52%
Interest bearing	**5,118,326**	**5,807,807**	**6,113,550**	**5.26%**	**19.44%**
Checking accounts	523,623	608,602	676,731	11.19%	29.24%
Time deposits	2,972,769	3,429,336	3,528,750	2.90%	18.70%
Savings deposits	1,621,934	1,769,869	1,908,069	7.81%	17.64%
Total deposits	**6,311,116**	**7,585,457**	**7,497,986**	**-1.15%**	**18.81%**
Overnight funds	277,426	202,994	394,202	94.19%	42.09%
Bank acceptances outstanding	32,107	31,066	26,409	-14.99%	-17.75%
Interbank borrowings	465,581	399,595	476,735	19.30%	2.40%
Borrowings from domestic development banks	301,102	388,196	382,049	-1.58%	26.88%
Accounts payable	259,295	337,011	482,867	43.28%	86.22%
Other liabilities	88,124	123,914	112,676	-9.07%	27.86%
Bonds	10,155	8,523	7,623	-10.56%	-24.93%
Accrued expenses	78,506	89,472	121,579	35.89%	54.87%
Minority interest in consolidated subsidiaries	14,665	22,842	21,851	-4.34%	49.00%
Total liabilities	**7,838,077**	**9,189,070**	**9,523,977**	**3.64%**	**21.51%**
Shareholders´equity	905,506	987,410	973,237	-1.44%	7.48%
Total liabilities and shareholders' equity	**8,743,583**	**10,176,480**	**10,497,214**	**3.15%**	**20.06%**

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666
Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754
María A. Villa, IR Manager, Tel.: (574) 5108866
Fax: (574) 5134827
www.bancolombia.com



CONSOLIDATED INCOME STATEMENT (Nominal Ps Millions)	Quarter 1Q 01	4Q 01	1Q 02	Growth 1Q 02/4Q 01	1Q 02/1Q 01
Interest income and expenses					
Interest on loans	200,739	202,809	191,686	-5.48%	-4.51%
Interest on investment securities	65,725	58,436	72,767	24.53%	10.71%
Overnight funds	7,775	6,534	3,529	-46.00%	-54.62%
Leasing	8,202	9,286	9,520	2.52%	16.07%
Total interest income	**282,441**	**277,065**	**277,502**	**0.16%**	**-1.75%**
Interest expense:					
Time deposits	78,835	82,330	78,637	-4.49%	-0.25%
Savings deposits	27,451	27,200	26,919	-1.04%	-1.94%
Total interest on deposits	**106,286**	**109,530**	**105,556**	**-3.63%**	**-0.69%**
Interbank borrowings	10,409	1,530	2,806	83.44%	-73.04%
Borrowings from domestic development banks	8,585	9,917	10,448	5.35%	21.70%
Overnight funds	4,831	10,750	8,244	-23.32%	70.64%
Total interest expense	**130,111**	**131,727**	**127,054**	**-3.55%**	**-2.35%**
Net interest income	**152,330**	**145,338**	**150,448**	**3.52%**	**-1.24%**
Provision for loan and accrued interest losses	(79,697)	(114,379)	(75,373)	-34.10%	-5.43%
Provision for foreclosed assets and other assets	(5,287)	(17,166)	(6,939)	-59.58%	31.25%
Recovery of provisions for past due loans	51,837	84,097	26,105	-68.96%	-49.64%
Recovery of charged-off loans	4,552	4,248	3,349	-21.15%	-26.42%
Total Net provisions	**(28,595)**	**(43,202)**	**(52,858)**	**22.35%**	**84.85%**
Net interest income after provision for loans and accrued interest losses	**123,735**	**102,136**	**97,590**	**-4.45%**	**-21.13%**
Commissions from banking services	18,730	22,656	22,602	-0.24%	20.67%
Credit card merchant fees	9,304	10,975	9,740	-11.25%	4.69%
Credit and debit card annual fees	9,180	10,550	11,782	11.68%	28.35%
Checking fees	9,265	9,507	9,791	2.98%	5.67%
Warehouse services	7,814	8,547	9,535	11.55%	22.02%
Commissions-fees from fiduciary activities	6,020	7,517	7,826	4.11%	30.00%
Check remittance	5,978	6,014	5,165	-14.12%	-13.60%
International operations	5,295	5,294	4,852	-8.35%	-8.37%
Total fees and other service income	**71,586**	**81,060**	**81,293**	**0.29%**	**13.56%**
Fees and other service expenses	(11,845)	(13,449)	(12,348)	-8.19%	4.24%
Total fees and income from services	**59,741**	**67,611**	**68,945**	**1.97%**	**15.41%**
Other operating income					
Net foreign exchange gains	1,721	(394)	(1,324)	235.79%	-176.95%
Dividend income	2,148	301	10,268	3312.17%	378.02%
Forward contracts in foreign currency	(2,475)	11,912	15,516	30.26%	-726.90%
Comunication, postage and others	1,864	2,425	2,084	-14.06%	11.79%
Total other operating income	**3,258**	**14,244**	**26,544**	**86.35%**	**714.72%**
Total income	**186,734**	**183,991**	**193,079**	**4.94%**	**3.40%**
Operating expenses					
Salaries and employee benefits	60,244	62,523	67,199	7.48%	11.54%
Compensation	4,871	6,822	5,830	-14.54%	19.69%
Administrative and other expenses	67,137	77,889	71,270	-8.50%	6.16%
Donation expenses	-	3,969	372	-90.63%	
Depreciation	7,913	7,827	7,437	-4.99%	-6.02%
Total operating expenses	**140,165**	**159,030**	**152,108**	**-4.35%**	**8.52%**
Net operating income	**46,569**	**24,961**	**40,971**	**64.14%**	**-12.02%**
Merger expenses	11,076	10,101	9,897	-2.02%	-10.64%
Non-operating income (expense)					
Other income	14,589	21,942	21,920	-0.10%	50.25%
Reimbursement by loan portfolio purchasing	-	5,357	-		
Recovery of deposit security	6,106	-	2,421		-60.35%
Other expense	(3,319)	(20,899)	(6,263)	-70.03%	88.70%
Total non-operating income	**17,376**	**6,400**	**18,078**	**182.46%**	**4.04%**
Income before income taxes	**52,869**	**21,260**	**49,152**	**131.19%**	**-7.03%**
Income tax expense	(11,801)	439	(8,011)	-1923.76%	-32.12%
Net income	**41,068**	**21,699**	**41,141**	**89.60%**	**0.18%**

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A. Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com